

February 28, 2013

<u>Via E-mail</u>
Asher Zwebner
Chief Financial Officer
Dynamic Applications Corp.
14 Menachem Begin Street
Ramat Gan, Israel 52700

> **Re:** **Dynamic Applications Corp.**
> **Registration Statement on Form 10**
> **Amendment No. 1 Filed February 13, 2013**
> **File No. 000-54856**

Dear Mr. Zwebner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Description of Business</u>

1. Please revise your disclosure added in response to prior comments 4 and 5 substantially so that it is clear to investors who may not be engineers or industry experts.

2. Please address that part of prior comment 4 that asked you to include disclosure of the steps you have taken to develop the product and when those steps occurred. Also disclose the hurdles that remain before the product can be sold. We note that you registered a securities offering in 2008 to obtain funds for prototype development. If you have not yet been able to develop the product, please tell us what has changed that leads you to reasonably believe you can develop the product now.

3. We note your response to prior comment 5; however, it continues to remain unclear why you believe you have a reasonable basis to make the claims about your product cited in that comment if you have not yet developed or tested the patent. Please advise or revise.

4.   We note your response to prior comment 6; however, it remains unclear how the business that you describe is part of the "clean tech industry" as you mention in Note 1 to your financial statements. Please revise or advise. Also:
- please disclose what the carbon credit project was, what consideration you paid to enter into the agreement and why you terminated the agreement; and
- tell us whether all shares issued in connection with this agreement were cancelled. If they were cancelled, please tell us the nature of each of the transactions in which the 119,450 shares were issued in 2009 according to your Statement of Changes of Stockholders' Equity.

Our Filing Status as an "Emerging Growth Company"

5.   Given your response to prior comment 13 that you sold shares in 2008 in a registered offering, please tell us why you believe that you are an emerging growth company as defined in the Jumpstart Our Business Startups Act. Note that section 101(d) of that Act provides that an issuer shall not be an emerging growth company for purposes of the Securities Act or Exchange Act if the first sale of the issuer's common equity securities pursuant to an effective registration statement occurred on or before December 8, 2011.

Patent Transfer and Sale Agreement with Appelfeld Zer Fisher

6.   Please tell us how you ensured that your response to prior comment 3 is complete with regard to your affiliates' involvement with other companies that purchased a patent from Appelfeld Zer Fisher or its affiliates. In this regard, please provide us the information requested by the last sentence of prior comment 3 as to your affiliates' involvement with any other companies whose primary disclosed business was developing an acquired patent, even if the patent was not acquired through Appelfeld Zer Fisher.

7.   Refer to your disclosure in the last sentence of this section regarding none of the companies commercializing the patent they acquired. With a view toward clarifying that disclosure, please tell us whether you or your affiliates are aware of the extent to which the companies (1) devoted resources to developing the patent or (2) abandoned developing the patent and engaged in a different business.

Electromagnetic Percussion Device

8.   Please clarify who Froehlich Konrad is and his relationship to you.

Recent Developments

9.   We note your response to prior comment 8; however, it appears that no version of your charter that you filed as an exhibit to this Form 10 ever authorized 20 billion shares as you describe in this section. Please advise or revise.

10.   We note your response to prior comment 9; however, the date of the automatic suspension of your duty to file reports provided in Section 15(d) of the Exchange Act is not determined by the date that you file the Form 15. Please carefully review Section 15(d) and provide us information regarding the number of persons who held your shares of record at the beginning of each fiscal year following year in which your Securities Act registration statement became effective. Please accompany that information with your analysis of how it applies to the automatic suspension provision of Section 15(d).

11.   We note your disclosure here and in your risk factors regarding you having securities registered pursuant to Section 12(g) of the Exchange Act before you filed the Form 15. Please tell us when you believe you filed a registration statement to register securities pursuant to Section 12(g) of the Exchange Act; include in your response the registration statement Form type and the filing date. In this regard, please note that a Form S-1 is used to register a transaction under the Securities Act; a Form S-1 is not a form used to register securities under the Exchange Act.

Risk Factors

12.   Please add a risk factor discussing the fact that your patent expires in 2014 as you describe in your response to prior comment 7.

When we filed the Form 15…

13.   Please expand your response to prior comment 10 to:
   •   Provide us your analysis of the materiality of any potential financial liability to investors or to government authorities resulting from failure to file require reports.
   •   Identify for us each delinquent report, including Forms 8-K.
   •   Provide us a copy of your agreement with the firm you engaged to assist you with reporting compliance.
   •   Please tell us why you believe it was in the "best interest" of your stockholders to not be a reporting company in 2011 but by 2012 you decided to attempt to become a reporting company again by filing this Form 10.

Item 2 Management's Discussion and Analysis

14.   We note your response to prior comment 12. Please revise your disclosure to describe the reasons underlying the changes in line items you mention.

Plan of Operation

15.   We note that you continue to refer to "this offering" in the third paragraph. Please address the issue raised in the first sentence of prior comment 13.

Item 5. Directors, Executive Officers, Promoters and Control Persons

16.   Refer to your response to prior comment 14:

- Please disclose the principal business of the employers identified as required by Regulation S-K Item 401(e).
- Please tell us how you ensured that your disclosure is complete and accurate. For example, we note that it does not name the "business entrepreneurship company," or mention Mr. Zwebner's role with Majic Wheels or his status as CEO of Adama Technologies.
- If the entities you name operated under a different name when you affiliate was associated with the entity, please also disclose that other name.
- If an entity that you identify as a "reporting company" did not file required reports with the Commission while your affiliate was associated with entity in a role responsible for such reports, please balance your disclosure to provide that information.

17.   Please provide all information required by Regulation S-K Item 401(c) as it applies to Mr. Nickelshpur.

18.   We note your response to our prior comment15. Please revise your disclosure to address each director individually, rather than all directors generically as a group. Before revising your document in response to this comment, please review Regulation S-K Compliance and Disclosure Interpretation Question 116.05 available on the Commission's web site.

Executive Compensation

19.   Please provide executive compensation tables in the form required by the current Regulation S-K Item 402. See for example Item 402(n), 402(n)(2)(v), 402(n)(2)(x) and Instruction 1 to Item 402(n)(2)(v). See also Item 402(p) and Item 402(r).

20.   Please tell us why your beneficial ownership table in Item 4 does not include the shares that you added in the footnote to the summary compensation table in response to prior comment 16 as adjusted for your 2012 reverse split.

Certain Relationships and Related Party Transactions and Director Independence

21.   Please provide the disclosure required by Regulation S-K Item 407(a).

Related Party Debt Transactions During the Most Recent Two Fiscal Years

22.   Please identify the related parties who provided the loans, and include all disclosure required by Regulation S-K Item 404(a)(5). Also, file the related agreements as exhibits.

Item 10. Recent Sales of Unregistered Securities

23.   Refer to the last sentence of prior comment 18. Please provide us a chart that begins with the 86,445,000 shares that you reported as outstanding on September 30, 2009 in the last Form 10-Q that you filed, then adds each of the share issuances that you disclosed in this section of your Form 10, and demonstrates how those numbers generate the number of shares that you disclose as currently outstanding. Ensure that your response can be easily reconciled to the information in Notes 5 and 9 to your audited financial statements for the period ended December 31, 2011.

24.   Please clearly address Regulation S-K Item 701(d) for each transaction that you mention in this section. Also, please clarify whether the stock transactions that you disclose were exempt pursuant to Section 4(2) or Regulation S; if you relied on Regulation S, briefly disclose the facts relied on to make the exemption available.

25.   Please reconcile the maturity dates of the notes disclosed here with section 1 of exhibits 10.2(b)-(g). File any extension agreements.

Capital Stock

26.   Refer to your disclosure added in response prior comment 20 and Regulation S-K Item 201(a)(2)(ii). Please provide us your analysis of the applicability of Rule 144(i) to sales of your securities.

Report of Independent Registered Accounting Firm

27.   Have your auditor tell us why his report expresses an opinion on the financial statements as of December 31, 2011 and 2012. It appears that the audited financial statements presented in the filing are as of December 31, 2010 and 2011.

Unaudited Interim Financial Statements

Note 4. Convertible Notes Payable

28.   We refer to your response to prior comment 28. With respect to the $40,000 note dated September 13, 2011, tell us why the description of the terms of conversion and the due date are not the same as those set forth in Note 4 to the audited financial statements. Please revise as necessary to conform the disclosures.

Exhibits

29.   Regarding your response to prior comment 29:
       • We note that exhibit 10.1 appears to be missing the Annexes. Please file the complete agreement, with all attachments.

- Please ensure that the exhibits that you file are legible. Note the last sentence of Regulation S-T Item 304(e) which provides that you should not present the text of your exhibits in a graphic or image file.
- Please address that part of the comment that asked you tell us why you did not file the September 2011 amendment to your Certificate of Incorporation that you mention in Note 5 to your September 30, 2012 financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar at 202-551-3662 or Gary Todd at 202-551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: (via e-mail): Richard Rubin